Mail Stop 3561

December 29, 2006

<u>Via U.S. Mail</u>

Michael M. McGovern
Secretary
ML Asset Backed Corporation
Four World Financial Center
North Tower
New York, New York 10080

Re: ML Asset Backed Corporation
**   Registration Statement on Form S-3**
**   Filed December 6, 2006**
**   File No. 333-139130**

Dear Mr. McGovern:

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note your disclosure on page 23 of the base prospectus indicating that the proceeds from the sale of securities may be used for several specific purposes or "for any other purposes specified in the prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrase noted above.

5. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement

Summary of Terms of the Securities, page S-5

6. While we note your disclosure on page S-6 indicating the difference in the priority of payments following an event of default, please identify any other events that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3) of Regulation AB.

7. On page S-7, you indicate that if collections on receivables are insufficient to pay the first five items listed under "Priority of Distributions," the indenture trustee will withdraw funds from the reserve account to pay such amounts. Please expand this disclosure to clearly indicate how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

The Receivables Pool, S-13

8. While we note that you have provided geographic information and contract rate information in distributional groups, the introductory paragraph of Item 1111 of Regulation AB indicates that registrants should provide additional statistics by group or range to the extent such presentation will aid in the understanding of the data. Please explain why you have chosen to present other types of information in only overall totals as opposed to by group or range or revise as appropriate.

9. We note that on page S-14 you have bracketed the percentage of receivables that will be delinquent as of the cut-off date. Please confirm for us that you will comply with the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3. Additionally, while we note that you plan to provide the delinquency information necessary to comply with Items 1111(c) and 1100(b) of Regulation AB, please revise this section to provide a table illustrating the form of disclosure you will provide regarding delinquencies, if applicable.

Static Pool Data, page S-21

10. Please revise to include bracketed information indicating that you will provide a specific website address in your prospectus supplement.

Fees and Expenses of the Issuing Entity, page S-29

11. While we note that you have explained the servicing fee in other parts of the document, please revise to clearly disclose the servicing fee in the chart instead of

including a cross-reference, as the fee table should include clear descriptions of all fees paid, for ease of use.

Base Prospectus

Credit and Payment Enhancement, page 50

12. Please briefly describe all of the credit or payment enhancement features listed on page 50.

13. Please delete the last bullet point regarding "other agreements with respect to third party payments." All forms of credit enhancement or derivatives should be described in the base prospectus. Additionally, please make corresponding changes throughout the document.

14. We note that you contemplate using swaps or other interest rate, currency or "credit protection agreements." Please revise to remove your reference to credit protection agreements and confirm that the derivative arrangements you use will be limited to interest rate or currency agreements.

Evidence as to Compliance, page 51

15. Please clearly state that the servicer compliance statement will be made in accordance with Item 1123 of Regulation AB. Additionally, while we note that copies of the reports required by Items 1122 and 1123 may be requested in writing, you should revise to clearly state that they will be filed with your Form 10-K, as well.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin

cc: Siegfried Knopf, Esq.
        Sidley Austin LLp
        Fax: (212) 839-5599